

Mail Stop 3561

June 20, 2007

Mr. Joseph Ricelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street
Suite 1
Pittsburgh, PA 15215

> **Re: Innovative Designs, Inc.**
> **Form 10-KSB for the Fiscal Year Ended October 31, 2006**
> **Filed January 31, 2007**
> **Form 10-QSB for the Quarterly Period Ended April 30, 2007**
> **Filed June 13, 2007**
> **File No. 0-50119**

Dear Mr. Ricelli:

We have reviewed your response letter dated April 30, 2007 and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in response to these comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to Financial Statements, page 46

6. Exclusive Licensing and Manufacturing Agreement, page 55

1.   We have reviewed your response to our prior comment 6 in our April 11, 2007 letter. Please tell us why you believe it is appropriate to record a gain upon forgiveness of the related party note and related accrued interest. We believe that classification as contributed capital is more appropriate than the gain recorded in your statement of operations since you initially recorded the license asset as a debit to paid in capital and the note was payable to a related party.

Form 10-Q for the quarterly period ended April 30, 2007

Notes to the Condensed Financial Statements, page 5

6. Subsequent Event, page 8

2.   We note that during May 2007, a national retailer informed you that they will return
        unsold product to you and that you had an outstanding receivable balance from this
        national retailer of approximately $200,000 at April 30, 2007. We have the following
        comments regarding your sales to this customer:

        • Detail for us the amount of sales to this national retailer during the year ended
          October 31, 2006 and each subsequent quarter;

        • Tell us how much of the accounts receivable outstanding from this customer is
          attributable to the product to be returned;

        • Explain to us how you determined revenue recognition on your sales to this
          customer was appropriate given the right of return and your limited sales history.
          Absent compelling evidence to the contrary, it appears that you should revise
          your historical financial statements for each period in which you sold
          merchandise to this national retailer in order to defer the amount of revenue
          recognized until you received the related cash payments.

                                        * * * * *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please understand that we may have additional comments after
reviewing your responses to our comments.

        You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding this
comment on the financial statements and related matters. Please contact me at (202) 551-3716
with any other questions.

                                        Sincerely,

                                        William Choi
                                        Branch Chief